January 4, 2016

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kevin Stertzel

Re:	Smith-Midland Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015 and subsequent Form 10-Qs filed in 2015

File No. 1-13752

Ladies and Gentlemen:

We have received the Staff’s comment letter dated December 14, 2015 with respect to the Smith-Midland Corporation (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2014 and the Form 10-Qs filed in 2015. The comment letter requests the Company to provide its written responses to the Staff within ten (10) business days or to tell the Staff when it will provide a response. The Company is in the process of preparing its responses to the comment letter, but is hereby requesting an extension of time to complete its response to the Staff’s comments due to health concerns in the family of the Company’s chief financial officer. The Company expects to provide its responses to the comment letter by no later than January 8, 2016.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the undersigned at (540) 439-3266.

Very truly yours,

/s/ William A. Kenter
William A. Kenter
Chief Financial Officer